UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 28, 2003 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period January 1, 2005, through March 31, 2005.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Investors Services Program, 209,212 shares of Energy East common stock were issued. Under an employee benefit plan, 9,591 shares of Energy East common stock were purchased in the open market; under the Restricted Stock Plan no shares of Energy East common stock were issued out of treasury stock; under the 2000 Stock Option Plan no options/SARs with respect to Energy East common stock were granted during the quarter.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

			Terms
Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose

Energy East Corporation	Emera Energy Services, Inc.	$2,000,000(1)	01/21/05	06/30/05	Gas Purchases
Energy East Corporation	AES Eastern Energy, L.P.	$1,000,000	02/01/05	01/31/06	Gas/Electricity Purchases
Energy East Corporation	Duke Energy Marketing America, LLC	$750,000	02/28/05	02/28/06	Gas Purchases

(1)  Guarantee was an amendment, which increased the previous amount of the guarantee to the amount shown.

(e)	The amount and terms of any Debentures issued during the quarter: None
(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)

The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

In February 2005 Energy East executed a fixed for floating swap on notional $125 million on the Energy East 6.75% of 2033 to maintain a fixed-to-floating mix. The counter party is UBS AG.

In March 2005 NYSEG converted $60 million Series 1985 A 1-year Term Put to fixed rate with a coupon of 4.10%. The issue is insured by MBIA Insurance Corp. An associated fixed paper swap of $60 million with JP Morgan executed 5/21/2004 was cancelled/settled; NYSEG paid $3,263,000.

In February 2005 RG&E executed a hedge on notional $100 million with UBS AG for expected refinancing needs related to an expected call at par of RG&E Series UU 6.65% of 2032 retail note in June 2007.

In March 2005 CMP rolled forward a treasury lock of $25 million with a maturity of March 1 to a maturity of April 11 at a cost of 6.25 basis points in order to maintain the hedge while closing the MTN program. The counterparty is UBS AG.

(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter: None
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing: Energy East Corporation Quarterly U-6B-2 filed 03/29/2005
(j)

The amount and terms of any short-term debt issued by Energy East during the quarter:

Energy East issued short-term debt in the form of a bank credit facility and commercial paper during the quarter in amounts ranging from $0.5 million to $10.33 million, at interest rates ranging from 2.32% per annum to 2.80% per annum, and with a maximum amount outstanding of $10.4 million.

(k)

The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter:

New York State Electric & Gas Corporation issued commercial paper during the quarter in amounts ranging from $0.5 million to $25.0 million, at interest rates ranging from 2.33% per annum to 2.90% per annum, and with a maximum amount outstanding of $64.4 million.

Rochester Gas & Electric Corporation issued commercial paper during the quarter in an amount of $13.95 million at an interest rate of 5.25% per annum with a maximum amount outstanding of $13.95 million.

Central Maine Power Company issued short-term debt in the form of a bank credit facility during the quarter in amounts ranging from $5.0 million to $10.0 million, at interest rates of 1.60% per annum with a maximum amount outstanding of $18.0 million.

Connecticut Natural Gas Corporation issued short-term debt in the form of bank credit facilities during the quarter in amounts ranging from $10.0 million to $34.0 million, at interest rates ranging from 3.10% per annum to 3.40% per annum, and with a maximum amount outstanding of $69.0 million.

The Southern Connecticut Gas Company issued short-term debt in the form of a bank credit facility during the quarter in amounts ranging from $2.0 million to $26.0 million, at interest rates ranging from 3.05% per annum to 3.40% per annum, and with a maximum amount outstanding of $48.0 million.

(l)	The amount and terms of any short-term debt issued by any Intermediate Holding Company during the quarter: None
(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of March 31, 2005, included in Energy East's Form 10-Q for the quarter ended March 31, 2005, File No. 1-14766 and incorporated by reference.

Consolidated Balance sheet of Central Maine Power Company as of March 31, 2005, included in Central Maine Power Company's 10-Q for the quarter ended March 31, 2005, File No. 1-5139 and incorporated by reference.

Consolidated Balance sheet of Rochester Gas & Electric Corporation as of March 31, 2005, included in Rochester Gas & Electric Corporation's 10-Q for the quarter ended March 31, 2005, File No. 1-672 and incorporated by reference.

Balance sheet of New York State Electric & Gas Corporation as of March 31, 2005, filed confidentially pursuant to Rule 104.

Balance sheet of Connecticut Natural Gas Corporation as of March 31, 2005, filed confidentially pursuant to Rule 104.

Balance sheet of The Southern Connecticut Gas Company as of March 31, 2005, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(p)

The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt:

Energy East's filing of its 2003 consolidated federal and state income tax returns did not produce any tax credit or loss carryovers as a result of either interest expense on Acquisition Debt or Previous Acquisition Debt.

(q)

A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations:

The description of how the income tax credit and/or income tax liability was calculated and allocated, showing all of Energy East's interest costs filed confidentially pursuant to Rule 104.

(r)

A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit:

Energy East has allocated its 2003 combined tax liability and credits to its subsidiaries and affiliates in accordance with the Tax Sharing Agreement that was approved by the United States Securities and Exchange Commission.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

May 31, 2005	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer & Secretary